EXHIBIT 99.1

Addex Regains Rights to GABAB Positive Allosteric Modulator Portfolio from Indivior

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, September 25, 2026 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage biopharmaceutical company developing novel small molecule allosteric modulators for neurological disorders, today announced that it has regained full global rights to all GABAB positive allosteric modulator (PAM) assets discovered under its research collaboration with Indivior UK Limited (“Indivior”). The return of the rights follows Indivior’s rationalization of its research and development activities and the announcement of the planned merger of Indivior’s parent company with Supernus Pharmaceuticals, Inc.

"These GABAB PAM assets reflect years of world-class research in allosteric modulation and build on a biological approach clinically validated by baclofen,” said Tim Dyer, CEO of Addex Therapeutics. “By regaining the rights to the development candidate selected by Indivior, we now have the flexibility to advance our broader GABAB PAM portfolio independently. This includes the returned candidate for substance use disorders and our proprietary candidate in development for chronic cough. We can now evaluate a range of strategic options, including seeking new partnerships in the near term or advancing the programs further before partnering."

The termination of the collaboration with Indivior provides Addex with full ownership of the returned development candidate and the freedom to pursue therapeutic indications beyond those originally contemplated under the agreement. Combined with Addex's wholly owned GABAB PAM program for chronic cough, the returned asset gives the company one of the broadest portfolios targeting GABAB receptor biology. The portfolio may have potential applications across substance use disorders, chronic cough, pain, overactive bladder, neurodevelopmental disorders, and other conditions in which modulation of GABAB signaling has demonstrated therapeutic promise.

About GABAB activation
GABA is the main inhibitory neurotransmitter in the central and peripheral nervous systems and acts through two major receptor classes: the ionotropic GABAA receptor and the metabotropic GABAB receptor. GABAB receptors are widely expressed throughout the nervous system and play an important role in regulating neuronal excitability and neurotransmission.

The therapeutic potential of GABAB receptor activation has been clinically demonstrated with baclofen, a selective GABAB receptor agonist that binds to the orthosteric GABA binding site. Baclofen is approved for the treatment of spasticity, including spasticity associated with multiple sclerosis and spinal cord injury. It has also been clinically investigated and used off-label across a broader range of neurological, neuropsychiatric disorders and other conditions including alcohol use disorder and alcohol withdrawal, cocaine use disorder, gastroesophageal reflux disease, and reflux-associated chronic cough.

Although baclofen has demonstrated the therapeutic potential of GABAB receptor activation, its broader use is constrained by aspects of its pharmacological and pharmacokinetics profile. These include sedation and other central nervous system side effects, as well as the potential for reduced efficacy during chronic treatment.

GABAB PAMs offer an alternative approach to enhancing GABAB signaling. Rather than binding to the orthosteric GABA-binding site, PAMs bind to a distinct allosteric site and enhance the receptor's response to endogenous GABA. This mechanism is intended to preserve the physiological and activity-dependent nature of GABAB receptor signaling. By enhancing the effects of endogenous GABA, GABAB PAMs have the potential to provide greater pathway selectivity, improved tolerability and a reduced propensity for tolerance compared with direct orthosteric agonism. GABAB PAMs therefore represent a promising therapeutic approach for neurological, neuropsychiatric and other disorders in which modulation of inhibitory neurotransmission may provide clinical benefit.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is a Phase 2 ready asset under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex is developing a GABAB PAM drug candidate for substance use disorders that has successfully completed IND enabling studies and a second GABAB PAM program for chronic cough, which is ready to start IND enabling studies. Addex holds a 20% equity interest in a private spin-out company, Neurosterix US Holdings LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders, and a mGlu7 NAM for mood disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange. For more information, visit www.addextherapeutics.com.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "project," "potential," "continue," "target" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled "Risk Factors" in Addex Therapeutics' Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics' views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.